Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

GENERAL

This Management’s discussion & analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Crosshair Energy Corporation (the “Company” or “Crosshair”) for the nine month period ended January 31, 2013. The information provided herein should be read in conjunction with the Company’s  audited consolidated financial statements and notes for the year ended April 30, 2012 and is intended to supplement and complement the unaudited condensed interim consolidated financial statements and notes for the nine month period ended January 31, 2013 (collectively, the “Financial Statements”).

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairenergy.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the timelines to complete the Company’s exploration programs, timing for permit applications, timing for new resource estimates, impacts on historic sites, the estimation of mineral resource estimates, timing to complete technical reports, timing to complete a PEA on Bootheel, forecasts for exploration expenditures, estimates of future administrative costs, completion of the Argentina transaction, and statements about the Company’s future development of its properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

Forward-looking information and forward-looking statements are, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour availability and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., a director  of Crosshair and a Qualified Person as defined by National Instrument  43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information on the Company’s mineral properties can be found in the following NI 43-101 Technical Reports which are available on SEDAR at www.sedar.com and the Company’s website:

•	Bootheel Project: The Technical Report titled “Technical Report on the Bootheel Project for Crosshair Energy Corp. and The Bootheel Project LLC” dated February 27, 2012.
•	CMB JV Uranium Project: The Technical Report titled “Technical Report on the CMBNW Property, Labrador Canada” dated June 22, 2009.
•	CMB Property: The Technical Report titled “Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium - Vanadium Project, Labrador, Canada” dated January 20, 2011 (Rev March 10, 2011).
•
Golden Promise Property: The Technical Report titled “Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador” dated April 30, 2008 and amended September 23, 2008.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties. It is currently focused on advancing its uranium and vanadium properties in North America, as well as investigating uranium and vanadium opportunities elsewhere in the world.  The Company does not have any producing mineral properties at this time. The Company’s shares trade on Toronto Stock Exchange and on the NYSE MKT Exchange.

The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA on the following properties:

➢	Bootheel Uranium (“Bootheel”) Project with UR Energy in Wyoming

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

The Company has also entered into a Letter of Intent with Wealth Minerals Ltd. on October 25, 2012 with respect to the acquisition of a 685,000 hectare land package in Argentina. The Company is currently in the process of completing due diligence on the land package and negotiating the terms of the definitive agreement.

HIGHLIGHTS

The Company’s exploration efforts for the first nine months of fiscal 2013 were as follows:

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

•
A total of 24,485 feet (7,463 metres) of drilling was completed on the Juniper Ridge Property. In addition, a combined gamma and radon soil survey was completed and the field part of a Class III Cultural Survey was completed.

•	Metallurgical testing of five core composite samples from Juniper Ridge indicated total U3O8 extractions from 63 to 94%, with a somewhat lower acid composition than indicated by historic data.

•	A total of 3,359 metres of drilling was completed on the CMB Project.

Argentinian Properties

On October 25, 2012 the Company announced it had entered into a Letter of Intent (“LOI”) with Wealth Minerals Ltd. (“Wealth Minerals”) to acquire all of Wealth Minerals’ prospective uranium properties in Argentina; a land package that totals more than 2,600 square miles (685,000 hectares).

The concession areas included in the LOI are located in Salta, Catamarca and Chubut provinces, and will be 100 percent owned by Crosshair on the closing of the transaction. Properties included in the LOI include the San Jorge Basin Properties, Amblayo and Diamante Los Patos. The San Jorge Basin concession area includes five individual properties (including Bororo Nuevo) on which some preliminary exploration work has been completed.

The Bororo Nuevo property covers an area of 35,500 hectares (137 square miles) within the historically productive San Jorge Basin and is the most advanced of the uranium properties being acquired. To date, nine zones of mineralization have been discovered within an area that measures 12 kilometres by 4 kilometres, with less than 12 percent of the property having been mapped and prospected. Other exploration companies currently active in the basin include U3O8 Corp. and UrAmerica Ltd.

The San Jorge Basin is host to two past-producing deposits: Los Adobes and Cerro Condor. The unmined Cerro Solo deposit, currently owned by the National Commission of Atomic Energy (CNEA) and one of the properties being acquired by Crosshair, is located 15 km south of Bororo Nuevo and is reported to contain a historical resource estimate of 15.4 million pounds of U3O8 (CNEA June 2009). This historical resource estimate is not compliant with currently accepted resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. A Qualified Person has not completed sufficient work to classify these historic mineral resources as current mineral resources or mineral reserves as defined by NI 43-101, and Crosshair is not treating the historic resources as current. Crosshair has not verified the information and the mineralization is not indicative of mineralization that might occur on the properties to be acquired by Crosshair.

The Amblayo property totals 14,998 hectares (58 square miles) and is located in the core of Argentina’s Tonco uranium district. The property completely surrounds the past-producing Don Otto mine, which operated intermittently from 1963 to 1981. The Don Otto mine itself is not included in the concessions being acquired from Wealth Minerals.

The Diamante Los Patos property represents the discovery of a large, new area of uranium mineralization located on the boundary between the provinces of Salta and Catamarca in northwestern Argentina. Exploration on the 13,300 hectare (51 square mile) property has identified seven large mineralized zones over a 20 kilometre by 30 kilometre area.

The consideration for the acquisition of the properties is payments to Wealth Minerals of CDN$1.0 million in cash and issuances to Wealth Minerals of one million Crosshair common shares. The cash payments and share issuances will be done over a two year period. In addition, Wealth Minerals retains a 1% yellowcake royalty on all uranium production and a 1% NSR royalty on all other minerals. Completion of the transaction is subject to a number of conditions, including Toronto Stock Exchange and NYSE MKT acceptance and the negotiation and execution of a definitive agreement. There can be no assurance that the transaction will be completed as proposed or at all.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

Bootheel Uranium Project

The Bootheel properties are currently owned by The Bootheel Project LLC and consist of 274 Federal Mining claims, two state leases, and 3,155.7 acres of fee land held under a Mineral Lease and Surface Access Agreement with MJ Ranches.  The Company now has an 81% interest in The Bootheel Project LLC, subject to certain royalties. Under the terms of an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target Exploration and Mining Corp (“Target”), now a wholly owned Crosshair subsidiary, and Crosshair Energy USA, Inc. (formerly 448018 Exploration Inc.) (“Crosshair USA”), a wholly owned subsidiary of Target, the Company was able to earn an initial 75% interest in The Bootheel Project LLC, by completing expenditures totalling US$3 million and issuing 125,000 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, Crosshair has exceeded US$3 million in expenditures on the property, thereby earning its initial 75% interest. As URE declined to participate in the fiscal 2012 exploration program, its participating interest was diluted from 25% to approximately 19%, and the Company’s participating interest increased from 75% to approximately 81%.

Under Agreements dated February 5, 2008 between MJ Ranches Inc. (“MJ Ranches”) and Crosshair USA, as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sales price of uranium.

An additional five claims were staked in December 2009 bringing the total land package of the Bootheel Project LLC up to 274 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross mineral acres and surface access rights to 8,180 acres.

Subsequent to the period end (in February, 2013) the private mineral lease and surface use agreements for a portion of the Bootheel property expired.  Negotiations to reach a new agreement with MJ Ranches, the terms of which would reflect current market conditions, are on-going but to date, have been unsuccessful. Certain portions of the Mineral Resources included in Technical Report issued by Crosshair, dated February 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches. The remaining land holdings at Bootheel and Buck Point properties consist of 274 federal lode mining claims and two State of Wyoming mineral leases. Should negotiations with MJ Ranches ultimately fail to reach an agreement the Management Committee of the The Bootheel Project LLC will meet to determine how to proceed with the exploration and development of the Bootheel property. There is no assurance that the Company will be able to reach an agreement with MJ Ranches on favorable terms or at all.

Project Summary

The property has been previously explored for uranium by a number of companies in the 1970’s and again in the mid-1990’s by Cameco Corporation (“Cameco”).

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

On January 15, 2009 The Bootheel Project LLC acquired additional data from Cameco which cover the four fee sections under lease from MJ Ranches.  The data include historical geological and gamma logs covering 660 drill holes, totalling approximately 290,000 ft.  Compilation to date indicates that there have been approximately 1,900 drill holes, totalling in excess of 600,000 ft, completed on the property and the surrounding area.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

The calendar year 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 ft in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core.  Drilling commenced in June and was completed on September 20, 2008. Results collected to date indicate that the majority of the uranium mineralization on the Bootheel Property is hosted by the Sundance Formation. Laboratory testing in calendar year 2008 demonstrated the potential for uranium mining by in-situ recovery (ISR). ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods. Currently, there are two ISR projects in production and several other ISR projects in the permitting or development phase, in Wyoming.

In addition to the calendar year 2008 drilling program, the historic holes were relocated and limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

The data acquired from Cameco were compiled by Crosshair’s geological team and were combined with the results from over 50,000 feet of drilling completed by Target at Bootheel during calendar year 2008. This compilation allowed the Company to complete an initial independent mineral resource estimate in 2009. The initial resource estimate was subsequently updated as set forth below.

A successful 2011 exploration program enabled the Company to complete an updated mineral resource estimate on the Bootheel Project. The updated estimate includes an Indicated mineral resource of 1.48 million pounds of uranium oxide and an additional Inferred mineral resource of 3.13 million pounds of uranium oxide (see Table below for tonnage and grade details). This represents a 36% increase in the Indicated mineral resource estimate.

Bootheel Mineral Resource Estimate as of January 16, 2012
Classification	Formation	Short tons	% eU3O8	Pounds eU3O8

Indicated	Sundance	2,068,000	0.036	1,482,000

Inferred	Sundance	3,039,000	0.032	1,942,000
Inferred	Wind River	955,000	0.062	1,184,000
Inferred	Total	3,994,000	0.039	3,126,000

Crosshair had originally planned to complete a drilling program on the Bootheel property during the 2012 field season. However, in order to accelerate a business decision regarding Juniper Ridge, management decided to reallocate the Bootheel 2012 drilling budget to Juniper Ridge. Ur-Energy has agreed to contribute to the 2012-2013 reduced budget to maintain its 19% interest in the Project.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

Juniper Ridge Uranium Property

On October 29, 2010, Crosshair signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp., to acquire the Juniper Ridge Uranium Property (the “JR Property”).  The aggregate total price for a 100% interest in the JR Property was to be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011(paid)	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report. The minimum commitment is US $2,500,000, with the Company paying an additional US $0.50 per pound in excess of 5 million pounds if the NI 43-101 technical report shows a resource in excess of 5 million pounds.

2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares. The minimum commitment is US $1,500,000.

Title to the JR Property was transferred to the Company by Strathmore upon completing the initial payments of US$700,000.  US$250,000 of this amount has been paid by issuance of 552,513 common shares of Crosshair.  Crosshair had the option to terminate the acquisition agreement at any time upon written notice, without any further liabilities to Crosshair.  Strathmore was to retain a 2% Gross Revenue Royalty on the JR Property, with the option for Crosshair to repurchase the royalty under certain conditions.

Since the signing of the agreement to acquire the JR Property, macroeconomic and world events have exerted significant downward pressure on the global uranium market. While the structure of the definitive agreement was appropriate at the time, it is unworkable under current market conditions. Crosshair and Strathmore engaged in extensive negotiations to attempt to restructure the agreement but a suitable resolution could not be achieved. As a result of this and Crosshair’s opportunity in Argentina, management decided to terminate the agreement. Notice of this termination was sent to Strathmore on Friday, November 30, 2012. The Company is in the process of transferring the title to the Juniper Ridge Property back to Strathmore.

CMB Project

The CMB project includes the following property agreements:

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company has previously issued 400,000 common shares, made cash payments totalling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of the advance royalty payments. On December 5, 2011, the Company settled the litigation.  On December 5, 2011, the Company entered into a co-ownership agreement (“the Moran Lake Co-Ownership Agreement”) with Mr. Murphy which agreement amends, clarifies, confirms and replaces the contractual relationship created between the parties further to the Original Moran Lake Agreement.  The terms of the settlement are a cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. This amount was paid subsequent to October 31, 2012. Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property.

In addition to the Moran Lake Property, Crosshair has also been working to acquire addition properties in and around the Moran Lake area. In July 2008, the Company acquired a 60% interest in 4,741 claims in the Central Mineral Belt from Expedition by paying CDN $500,000 and issuing 2,500,000 common shares and 1,875,000 warrants to Expedition.  The claims were part of a property agreement between Expedition and Silver Spruce, under which Expedition had earned a 60% interest.  Expedition retains a 2% NSR on 60% of any production from the Silver Spruce Properties. The claims are host to the Two Time deposit. The exploration activities on these claims had originally been referred to as the CMB-JV project. However, Silver Spruce declined to participate in 2011 summer exploration program and has diluted its interest to a 2% Net Smelter Return Royalty. As a result of this dilution, the land package of the CMB-JV project was folded into the pre-existing CMB project and will now be viewed, and budgeted, as a single exploration project.

Project Summary

The newly consolidated CMB project consists of a total of 2,383 claims in 25 licences as Crosshair now has a 100% interest in the Two Time, Firestone, South Brook, Running Man and Big Bear prospects, subject to a 2% Net Smelter Return Royalty payable to Silver Spruce Resources Inc. on their original claim area. As previously noted, these prospects have all been added to the CMB Project as a result of Silver Spruce being diluted to a royalty due to non-contribution to the exploration program on what had been termed the CMB-JV project.

The Two Time mineralized zone currently contains an Indicated mineral resource estimate of 2.33 M pounds of uranium (1.82 M tonnes grading 0.058% U3O8) and an Inferred mineral resource estimate of 3.73 M pounds of uranium (3.16 M tonnes grading 0.053% U3O8) and is open for expansion.

In addition to these Two Time mineral resource estimates, the CMB Project also contains a 4.5 kilometre (km) long uranium/vanadium mineralized corridor, the C Zone corridor. This corridor encompasses the C Zone, Area 1 and Armstrong prospects, with Area 1 and Armstrong located approximately 1.5 km southwest and 3.0 km southwest, respectively, of the C Zone. This corridor has a current Indicated mineral resource estimate of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional Inferred mineral resource estimate of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8).  It also contains an Indicated mineral resource estimate of 42.8 million pounds of vanadium (14.7 million tonnes at 0.15% V2O5) and an

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

additional Inferred resource estimate of 93.6 million pounds of vanadium (28.3 million tonnes at 0.16% V2O5). As with the Two Time resource, these resources remain open both along strike and at depth.

The corridor falls outside of Labrador Inuit Lands and was not directly impacted by the Nunatsiavut Government's April 2008 decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation.  On December 14, 2011 the Nunatsiavut Government voted unanimously to lift the moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands. On March 9, 2012, the Nunatsiavut Government released a statement that it had enacted its Environmental Protection Act as well as an amendment to the Labrador Inuit Lands Act lifting the moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands.

The 2011 summer drilling program involved 19 diamond drill holes, totaling 3,138 metres, and was focused on two areas; the structural corridor between the C Zone and Area One, as well as the Blue Star prospect, located approximately 10 kilometres northeast of the C Zone. The assay results from this drilling confirm that the mineralization is, in fact, a single continuous unit. This has enabled the mineralization to be extended approximately 200 metres to the southwest.

Drilling on the Blue Star prospect was aimed at following up on widely scattered coincident airborne geophysical and rock geochemical anomalies. Ten holes, totaling 1,404 metres, were completed as part of the 2011 program, with four holes intersecting thin uranium mineralized zones including a three metre interval which returned 0.050% U3O8 from drill hole BS-11-006.  Insufficient drilling has been completed to determine the true thicknesses. Additional information on the drill results can be found in the Company’s news releases dated October 6, 2011 and November 22, 2011.

The Two Time prospect was also a priority during the summer/fall 2011 drilling program.  Seven diamond drill holes, totaling 2,961 metres, were completed on this property, with the aim of investigating the down dip extension of the resource previously reported. Results from this drilling confirmed uranium mineralization to depths of over 500 metres.

A second component of the 2011 drilling program on what had previously been called the CMB-JV was to investigate a number of coincident airborne radiometric geophysical and rock geochemical anomalies outside the Two Time Zone. Fourteen diamond drill holes, totaling 1,245 metres, were completed on these targets. Three of the fourteen drill holes intersected mainly thin uranium mineralized zones. On the Firestone prospect, drill hole FS-11-007 intersected a three and a half metre interval that returned 0.084% U3O8. Contained within this interval was a 0.5 metre interval that returned 0.519% U3O8. The only hole drilled on the Big Bear showing returned 7 metres of 0.031% U3O8. Drilling at the Firestone prospect, as well as the three eastern-most prospects of South Brook, Running Man and Big Bear, was preliminary, with the program cut short due to inclement weather.

Current Highlights

Field crew mobilization to the newly consolidated CMB uranium/vanadium project in central Labrador was delayed during the summer months of 2012 due to forest fire conditions resulting from an unseasonably warm, dry spring.  The $2.2 million program focused on the Two Time, Firestone, Blue Star and C zones, with a total of 3,359 metres (11,020 feet) of drilling having been completed. The goal of this  program was to expand the existing uranium and vanadium resources, as well as test new uranium targets within the main property.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

Two Time Prospect

Drilling on the Two Time prospect was aimed at extending the deposit to the south and at depth. As illustrated in the table below, drill hole CMB-12-49 successfully intersected mineralization at the expected depth over a thicker interval, indicating the deposit is continuous to the south along strike and along dip. This hole represents a minimum 50m step out to the south from previous holes into the deposit. Four shallow holes drilled north of the Two Time zone to evaluate radon anomalies did not intersect uranium mineralization.

Hole ID	From (m)	To (m)	Interval (m)	U3O8%
CMB-12-49	319.5	324.0	4.5	0.032
and	345.4	346.4	1.0	0.032
and	492.5	521.0	28.5	0.031
including	494.0	498.0	4.0	0.051
and	513.5	516.5	3.0	0.074

Firestone Project
Five holes totalling 740 metres tested the Ford showing, the northeast extension of the Firestone showing which returned uranium values in 2011.  No significant mineralization was encountered.

C Zone Corridor

Drilling within the C Zone corridor was focused on determining if the vanadium mineralization identified to date represents one continuous body within the corridor. Drill hole ML-12-197 was positioned halfway between the Area 1 prospect and the Trout Pond prospect. As the following table shows, vanadium mineralization was intersected supporting the interpretation of a single continuous zone of vanadium mineralization within the corridor. Two holes drilled off the trend on other targets failed to encounter mineralization.

Hole ID	From (m)	To (m)	Interval (m)	V2O5%
ML-12-197	66.0	68.0	2.0	0.153
and	76.0	78.0	2.0	0.167
and	96.0	106.0	10.0	0.150

To augment the 2012 drilling program, a number of drill holes previously completed on the property were resampled for vanadium. As illustrated in the table below, the results of this resampling program continue to support the interpretation of the vanadium mineralization within the C zone as a single continuous zone.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

Hole	From (m)	To (m)	Interval (m)	V2O5%
ML-A1-19	32	53	21	0.162
and	60.2	67.8	7.6	0.150
ML-A1-20	9	11	2	0.150
and	25	28.5	3.5	0.152
and	31.5	36	4.5	0.152
ML-A1-48	7.5	185	177.5	0.169
including	37	56	19	0.211
including	75	79.5	4.5	0.216
including	162	166	4	0.282
and	230	234	4	0.193
and	270	272	2	0.166
and	278	283.42	5.42	0.161

The true width of the mineralized zones discussed above represent 70% to 90% of the lengths stated above. Uranium analysis was carried out by Activation Labs of Ancaster, Ontario utilizing the delayed neutron counting (DNC) method, while vanadium analysis was performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceeded the upper limit for vanadium were re-assayed using fusion ICP. Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of Crosshair’s ongoing Quality Assurance/Quality Control program.

Blue Star
Four holes totalling 535 metres tested newly defined targets and the possible extension of the Bayswater Boiteau mineralization onto the property.  None of the holes intersected significant mineralization on the property.

Golden Promise Gold Project

On April 29, 2009 Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Crosshair issued 663,750 common shares with a market value of $686,608 to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon. Expenditures on the project since April 2009 total $1,655,048.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.  Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 25,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

The project currently consists of 234 claims (5,850 ha) and one mining lease totaling 39.8 hectares.

Project Summary

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 950 metres (m) and to a depth of 425 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent mineral resource estimate has been completed at the Jaclyn Main Zone.  The Golden Promise Project hosts an Inferred mineral resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.

During the 2010 fiscal year the Company completed 7,220 m of drilling in 38 holes.  Twelve (12) holes (641m) were shallow infill holes located in the central part of the deposit designed to provide samples of the vein for metallurgical testing and to test for structural and grade continuity of the vein prior to the planned bulk sampling program.  Three holes (657 m) tested the Jaclyn North showing and four holes (572m) followed up an intercept 400 m west of the North zone. The remaining 19 holes (5,350m) tested the central part of the deposit and the extension down plunge to the east.

A composite sample from six previously completed drill holes was submitted to SGS Mineral Services (“SGS”) Vancouver, BC for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Thirty-four (34) samples from the drill holes were composited to provide one sample of 34.4 kilograms with a head grade which assayed 4.5 g/t gold as compared to the weighted average historical assay grade based on the individual samples of 4.18 g/t gold.  Subsequent to the fiscal 2010 year end the Company announced that the results indicate that the gold in the vein can be effectively recovered using gravity concentration in combination with flotation or leaching, or by direct leaching.  Gravity concentration recovers 85% of the gold at 120 microns and the remaining gold in the gravity tails can be recovered either by flotation after regrinding (96% rougher recovery at 110 microns) or by cyanide leaching (94% recovery in 72 hours at 70 microns).  The gold can also be recovered by direct leaching of the whole rock sample at 70 micron grind over a 72 hour period resulting in 98% extraction of the gold.

Thirty-nine drill core samples from the 12 infill holes drilled in the central part of the Jaclyn Main Deposit were also submitted to SGS for additional metallurgical test work to confirm the previous results.  These core samples were composited to provide two samples (labelled A and B) of 17.0 kilograms (kg) and 13.9 kg with head grades which assayed 8.02 grams per tonne (g/t) and 8.00 g/t respectively.  The composite samples were crushed, then blended and split into individual charges for the various metallurgical tests. The results confirm that the gold in the vein can be effectively recovered using gravity separation in combination with leaching, or by direct leaching.

A gravity separation test conducted on Composite A ground to P80 of 150 microns recovered 84% of the gold.  The recovery process was further enhanced when the gravity tail was leached.  Leaching recovered 76% of the gold in the gravity tail, equating to a total gold recovery of 96%. The leach kinetics were fast and the recovery was complete within 24 hours.

The gold can also be recovered by direct leaching of the whole rock resulting in 93% extraction of the gold.  When Composite A was ground to P80 of 150 microns and leached, 93% of the gold was recovered and only 0.16 kg/t of sodium cyanide (NaCN) was consumed.  Composite B had the same gold recovery and was ground slightly finer to P80 of 100 microns and consumed slightly more NaCN (0.25 kg/t).

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

The 2,200 tonne bulk sampling program was completed in December 2010 in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  The gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

A total of 2,241 tonnes were delivered to the Nugget Pond Mill owned by Rambler Metals and Mining Plc. Two gold bars weighing 5.37 kilograms were poured and shipped to Johnson Matthey Limited in Toronto for refining.  In addition to the bars, the ball mill and SAG mill were cleaned out and 482.5 kilograms of concentrate were also shipped to Johnson Matthey for treatment and refining.  After refining, the bars and the mill concentrate produced a total of 313.59 ounces of gold and 23.05 ounces of silver which were sold for net receipts of CDN$430,001.85 after treatment charges.  The cost of the program, after receipts from the gold sales, was approximately $100,000.

Based on the mill records and the total gold recovered, the average recovered gold grade was 4.47 g/t gold.  The average tails grade was 1.12 g/t gold indicating a back-calculated head grade of 5.59 g/t gold with an 80% recovery.  While an overall recovery of 80% is positive it is lower than predicted by the bench scale test work.  It is believed that the lower than expected recovery is due to the presence of carbonaceous material in the waste rock.  In future, this issue can be mitigated by modifying the circuit to a carbon in leach process as opposed to a carbon in pulp process.  This would result in a minor modification to the flow sheet which will be further refined in future metallurgical test programs.

For reconciliation purposes, Crosshair compared the head grade with the estimated sample grade using the block model prepared in April 2008 by Gary Giroux, P.Eng., which stated an Inferred resource of 921,000t at 3.02 g/t gold (for further details, please refer to the Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador dated April 30, 2008 and amended September 23, 2008). Assuming a 2 metre (m) deep trench and 25% dilution, Gary Giroux determined that the model predicted that the bulk sample would have had a tonnage of 2,125 t at an average grade of 4.42 g/t.

South Golden Promise/ Victoria Lake Project

Under the terms of an agreement dated February 14, 2003 with Paragon, the Company has earned a 62.02% interest in the South Golden Promise Property, subject to a 2.5% Net Smelter Return to the underlying vendors, by issuing a total of 100,000 common shares and completing a minimum of $1,750,000 in exploration expenditures. Paragon declined to participate in the recent programs and has been diluted to a 37.98% interest. The South Golden Promise Property includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 19.5 square kilometres in 78 claims in four licenses.

Project Summary

Since acquiring the properties, the Company has completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 metres and tested to about 50 metres depth by diamond drilling.  A total of 16 holes were completed at South Golden Promise in calendar year 2006 with two holes returning visible gold-bearing quartz veining which assayed a high of 19.5 grams per tonne gold over 1.15 metres.  During calendar year 2009, the Gabbro showing, which had previously sampled up to 10 g/t gold from a narrow quartz vein, was trenched without returning significant gold values.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

A biogeochemical and prospecting program was carried out in the spring of 2010 to further define isolated gold-in-soil anomalies.  No significant results were returned.  A geological structural study designed to evaluate potential drill targets was completed. Recommendations are being evaluated.

At Victoria Lake, an 11 hole (2,197 metres) diamond drilling program was completed in calendar year 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies.  Favourably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes.  During calendar year 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.

An airborne electromagnetic and magnetic survey was carried out in January 2011 and numerous anomalies were outlined.  The Company is currently evaluating all its options in order to determine the best course of action to maximize the value of the property.

OUTLOOK

In the next 12 months, the Company plans to work on advancing its uranium and vanadium assets in Newfoundland & Labrador and Wyoming, USA. It will use the results of the 2012 summer/fall exploration programs to plan the most appropriate follow-up activities for these projects. In addition, the Company intends to move forward with the evaluation of the Argentinian properties covered under the LOI with Wealth Minerals. Based on due diligence that is currently being conducted, the Company will develop an exploration plan for these properties aimed at advancing them as quickly as possible. With respect to Golden Promise and Southern Golden Promise, the Company is currently evaluating its strategic options.

REVIEW OF FINANCIAL RESULTS

Results of operations for the nine months period ended January 31, 2013 compared to the nine month period ended January 31, 2012.

For the nine month period ended January 31, 2013, the Company reported a net loss of $6,406,152 or $0.10 per common share, compared with a net loss of $10,871,701 or $0.23 per common share for the nine month period ended January 31, 2012.

Total expenses including general administrative, exploration and evaluation, and share-based compensation for the current period were $5,755,306 which is $4,876,372 lower than in the comparative period of fiscal 2012 as a direct result of decreased exploration and evaluation activities and lower stock-based compensation expense.

Share-based compensation expense decreased to $602,047 (fiscal 2012 - $1,718,651) due to a decrease in recognition of share-based compensation expense according to vesting schedules of certain grants issued in 2011 and 2012. This expense had no effect on the Company’s cash flows and represented 9% of the net loss and comprehensive loss for the period.

Wages and salaries and consulting fees increased to $891,875 (fiscal 2012 - $773,146) due to an increase in personnel providing services to the Company. Office and administration, rent, and insurance decreased to $296,446 (fiscal 2012 - $317,612) due to a decrease in business activities. Investor relations and travel decreased to $215,944 (fiscal 2012 - $366,534) due to fewer marketing initiatives and the conferences attended during the period.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

An increase of $15,536 in audit and accounting expense reflects additional costs attributable to maintaining the Company Sarbanes-Oxley (“SOX”) compliance.

Exploration and evaluation expense, which represents approximately 48% of the net and comprehensive loss and relates mostly to the summer 2012 exploration programs completed on the CMB Uranium/Vanadium Project, the Bootheel Project, and Juniper Ridge Property,  decreased to $3,048,897 (fiscal 2012 - $6,775,957).

Other Income (Expenses)

The Company recorded a net other loss of $650,846 during the nine month period ended January 31, 2013 compared with a net other loss of $240,023 for the comparative period of fiscal 2012. The change is largely due to a smaller unrealized loss on marketable securities of $121,606 that was incurred in the comparative period of fiscal 2012 (fiscal 2012 - $464,845). In addition, in the current period the Company realized an interest income of $21,235 (fiscal 2012 - $59,371) and recorded other income on flow through premium of $428,712 (fiscal 2012 -$239,261) attributable to the qualified exploration expenditures incurred in the current period. The Company also incurred a loss of $39,881 from the sale of capital assets in the nine month period (fiscal 2012 – gain of $1,898).
The Company recorded an impairment of $932,585 of exploration and evaluation assets for the nine month period ended January 31, 2013. On November 30, 2012 the Company terminated the Purchase and Sale Agreement dated October 29, 2010, between the Company and Strathmore Resources (US) Ltd. and Strathmore Minerals Corp. with respect to the sale, by Strathmore, of 100% of the Juniper Ridge property. As a result $932,585 of the capitalized costs were written off as at January 31, 2013.

Exploration and Evaluation

During the nine month period ended January 31, 2013, the Company spent a total of $3,048,897 (fiscal 2012 -$6,775,957) on exploration and evaluation expenditures. The Company spent a total of $2,147,357 (fiscal 2012 -$1,428,043) on exploration of the CMB project, $51,067 (fiscal 2012 - $1,152,571) on exploration of the Bootheel project, $47,265 (fiscal 2012 - $139,963) on exploration of Golden Promise Gold project and $803,208 (fiscal 2012 - $1,576,372) on exploration of Juniper Ridge project. The Company spent $2,333,538 on exploration of CMB JV project and $145,470 on other claims exploration in the nine month period ended January 31, 2012.

Working Capital

As of January 31, 2013 the Company had a working capital surplus of $141,159 compared with $5,466,961 as at April 30, 2012. The decrease of $5,325,802 was mainly due to cash used in operating activities of $4,614,645 and financing activities of $46,481 and cash provided by investing activities of $73,490.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the consolidated financial statements.

Description	3Q 2013	2Q 2013	1Q 2013	4Q 2012
Total assets Exploration and Evaluation Working Capital Shareholders’ equity Net income (loss) (loss) per share Exploration and evaluation Expenditures (recovery)	$ 12,287,176 10,884,336 141,159 11,149,315 (828,327) (0.01) 36,174	$ 12,796,468 10,683,053 574,584 11,868,381 (3,225,473) (0.05) 1,471,277	$ 16,819,811 11,612,105 2,985,367 14,876,725 (2,352,352) (0.04) 1,541,446	$ 17,997,243 11,592,105 5,466,961 16,999,901 (1,106,128) (0.01) (145,493)

Description	3Q 2012	2Q 2012	1Q 2012	4Q 2011
Total assets Exploration and Evaluation Working Capital Shareholders’ equity Net income (loss) (loss) per share Exploration and evaluation expenditures	$ 13,309,715 11,417,916 188,829 11,823,242 (2,381,342) (0.05) 1,285,236	$ 16,160,979 10,934,911 2,565,194 13,332,050 (5,623,453) (0.12) 3,702,818	$ 20,990,685 10,245,831 8,199,292 18,109,002 (2,866,906) (0.06) 1,787,903	$ 21,545,974 10,180,650 10,815,170 20,048,338 (1,035,918) (0.02) 710,688

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.

The variations in reported quarterly information, and particularly the increases in net loss in Q3 2012 and 2Q 2012 are explained predominantly by the overall ramping up of exploration and evaluation activities subsequent to the equity financing and the progressive increase in general and administrative expenses that have been incurred as the Company continued to expand its corporate activities and personnel to support both the operations and public company obligations. The increase in net loss in 2Q 2013 are explained by an impairment of $932,585 in 2Q 2013.

THIRD QUARTER

For the three month period ended January 31, 2013, the Company reported a net loss of $828,327 or $0.01 per common share, compared with a net loss of $2,381,342 or $0.05 per common share for the three month period ended January 31, 2012.

Total expenses including general administrative, exploration and evaluation, and share-based compensation for the current quarter were $734,550, which is $1,712,251 lower than in the comparative period of fiscal 2012 as a direct result of decreased exploration and evaluation activities and lower stock-based compensation expense.

Share-based compensation expense decreased to $109,261 (fiscal 2012 - $418,961) due to a decrease in recognition of share-based compensation expense according to vesting schedules of certain grants issued in 2011 and 2012. This expense had no effect on the Company’s cash flows and represented 13% of the comprehensive loss for the quarter.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

Wages and salaries and consulting decreased to $218,190 (fiscal 2012 - $253,259) due to a decrease in the number of consultants providing services to the Company. Office and administration, rent, and insurance decreased to $77,542 (fiscal 2012 - $105,229) and investor relations and travel decreased to $52,901 (fiscal 2012 - $111,600) due to fewer marketing initiatives and the conferences attended during the quarter.

An increase of $3,093 in audit and accounting expense reflects an increase in accrued audit costs and costs attributable to maintaining the Company Sarbanes-Oxley (“SOX”) compliance.

Exploration and evaluation expense, which represents approximately 4% of the loss and relates mostly to the summer/fall 2012 exploration programs completed on the CMB Uranium/Vanadium Project and the Bootheel Project decreased to $36,174 (fiscal 2012 - $1,285,236).

Other Income (Expenses)

The Company recorded a net other loss of $93,777 during the three months ended January 31, 2013 compared with a net other income of $65,459 for the comparative period of fiscal 2012. The change is largely due to an unrealized loss on marketable securities of $102,271 compared to the unrealized gain on marketable securities of $72,510 in the same quarter of fiscal 2012.

The Company also incurred a gain of $2,857 from the sale of capital assets in the current quarter compared to a gain of $1,898 in the same quarter of fiscal 2012. The Company recognized a gain of $3,711 on foreign exchange (fiscal 2012 – loss of $30,444) and finance income of $1,926 (fiscal 2012 - $21,495).

LIQUIDITY AND CAPITAL RESOURCES

As of January 31, 2013, the Company had cash and cash equivalents of $858,662 (April 30, 2012 - $5,446,298). Cash used in operating activities during the period was $4,614,645 compared with $7,849,836 in the comparative period of fiscal 2012.  Cash provided by investing activities was $73,490 when compared with $1,370,635 utilized in the same period of fiscal 2012. Cash used in financing activities was $46,481 in the current period compared to $Nil generated in the same period of fiscal 2012.

At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties may cause significant doubt on the Company’s ability to continue as a going concern.

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

To date, the Company’s operations, exploration and evaluation activities have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

CAPITAL STOCK

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:
	As At
Security Description	January 31, 2013	Date of Report
Common shares – issued and outstanding	65,782,178	65,782,178
Director, employee and contractor options – vested	5,264,006	5,076,506
Director, employee and contractor options – granted but not yet vested	985,625	923,125
Warrants to purchase shares	8,189,700	8,189,700
Underwriters warrants – rights to purchase warrants	982,764	982,764
Common shares – fully diluted	81,204,273	80,954,273

Share and warrant issuances

There were no share or warrant issuances during the nine month period ended January 31, 2013.  Subsequent to period end, 250,000 stock options with an exercise price of $0.67 per share were cancelled on March 1, 2013.

On November 23, 2012, 9,999,999 and 1,875,000 share purchase warrants with an exercise price of $1.00, and $1.25 respectively expired unexercised.

On November 23, 2012, 1,375,000 broker warrants with an exercise price of $0.70 expired unexercised.

During the year ended April 30, 2012, common shares were issued as follows:

On October 31, 2011, 522,513 common shares with a value of $266,925 were issued pursuant to an agreement with Strathmore to acquire the Juniper Ridge Uranium Property. (Note 6)

On December 5, 2011, the Company settled the litigation involving its interest in the Moran Lake Property by issuing 1,193,614 common shares with a value of $453,573. (Note 6)

On February 27, 2012, the Company closed a non-brokered private placement of 11,897,000 subscription receipts at a price of $0.40 per subscription receipt for gross proceeds of $4,758,800. Upon satisfaction of the escrow release conditions, on March 30, 2012, the subscription receipts were automatically converted into units of the Company, with each whole unit being comprised of one common share and one-half common share purchase warrant. Each whole warrant is exercisable until February 27, 2014 at an exercise price of $0.70.

The Company concurrently closed a non-brokered private placement of 4,482,400 flow-through units at a price of $0.50 per flow-through unit for gross proceeds of $2,241,200. Each flow-through unit consists of one flow through common share, which qualifies as a "flow-through share" for purposes of the Income Tax Act (Canada), and one-half of one warrant. Each whole warrant is exercisable into one share until February 27, 2014 at an exercise price of $0.70. A flow-through premium of $448,240 was recorded as an other liability in connection with this private placement. All securities issued were subject to a four month hold period. The Company paid cash finder's fees in connection with the offering equal to 5.0% of the gross proceeds and issued 982,764 (valued at $518,936) broker warrants equal to 6.0% of the number of subscription receipts and flow-through units sold in the offering. Each broker warrant is exercisable for one share of the Company at an exercise price of $0.50 until February 27, 2014. The Black-Scholes pricing model was used to value these compensatory warrants, using a risk-free interest rate of 1%, expected life of 2 years, annualized volatility of 163%, and dividend rate of 0%.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

On February 27, 2012, the Company issued 209,500 common shares with a value of $140,365, and made cash payment of US$15,000, to satisfy an outstanding finder's fee obligation in connection with the Company's acquisition of the Juniper Ridge Property.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel can be summarized as follows:
	Nine months ended January 31,
	2013	2012
	$	$
Share-based compensation	318,099	1,025,891
Short-term benefits*	680,665	753,020
	998,764	1,778,911

*	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company has a consulting agreement with the Executive Chairman that provides for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.

Other related parties

Forbes West Management Corp. (“Forbes West”) (formerly EGM Exploration Group Management Corp.) is an entity owned by the Executive Chairman of the Company and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Transactions entered into with related parties other than key management personnel include the following:

	Periods ended January 31,
	2013	2012
	$	$
Forbes West	1,267,838	1,539,737

During the period ended January 31, 2012, the Company sold some of its exploration equipment to a company with a director in common. Crosshair received $8,598 as consideration for the assets, which represents the estimated fair value of the assets in the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $1,898, which was recorded as gain on asset disposition.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

Amounts due to related parties as at January 31, 2013 included the following:

Forbes West, controlled by the Executive Chairman - $355,493 (April 30 2012 - $106,487)

Sundance Geological Ltd., controlled by the former CEO - $Nil (April 30, 2012 - $22,400)

Bevo Beaven Corporate Communications., controlled by the VP of Corporate Communications - $Nil (April 30, 2012 - $7,235)

Stratamodel Inc., controlled by the VP & Chief Geologist - $14,943 (April 30, 2012 - $13,982)

Ludwig and Associates, LLC, controlled by the CEO - $Nil (April 30, 2012 - $9,072)

MJM Consulting Corp., controlled by the Executive Chairman of the Company - $56,000 (April 30, 2012 - $Nil)

Directors fees - $48,823 (April 30, 2012 - $20,473)

The amounts due to related parties are non-interest bearing.

GOING CONCERN

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The consolidated financial statements have been prepared using IFRS on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

As at January 31, 2013, the Company had working capital of $141,159 (April 30, 2012 - $5,466,961) and a deficit of $97,758,001 (April 30, 2012 - $91,351,849). At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. Without additional financing there is doubt that Company will be able to fund both its exploration programs and ongoing operations for the next 12 months. These uncertainties may cause significant doubt on the Company’s ability to continue as a going concern.

The Company’s condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the period ended January 31, 2013 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from these estimates. Significant areas where management’s judgement is applied include: asset valuations, depreciation of equipment, provision for asset retirement obligations, valuation allowance for future income taxes, valuation of warrants and share-based compensation.

Impairment assessment of the carrying value of its Mineral properties

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Share-based compensation

The Company makes estimates regarding assumptions used in the calculation of share based compensation.  These included the risk-free interest rate, expected life of options, volatility, dividend rate, and forfeiture rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

ACCOUNTING POLICIES

New accounting pronouncements

The following accounting pronouncements have been made, but are not yet effective for the Company as at January 31, 2013. The Company is currently evaluating the impact of the new and amended standards on its consolidated financial statements.

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) are effective for annual periods beginning on or after January 1, 2013 and introduce enhanced disclosure around the transfer of financial assets and associated risks.

In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted.

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012, with early adoption permitted.

Amendments to IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28) have been made. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 -13. These amendments are effective for annual periods beginning on or after January 1, 2013.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company now has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

Exploration and Evaluation

Mineral exploration, evaluation, and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependent upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature. The Company’s cash and cash equivalents and marketable securities are measured at fair value, under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities. The Company’s other financial instruments, being reclamation bonds and deposits, are measured at amortized cost.

Crosshair Energy Corporation
Management Discussion & Analysis
For the nine month period ended January 31, 2013
Date Prepared: March 13, 2013

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Company is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. No change in the Company’s internal control over financial reporting occurred during the period beginning on August 1, 2012 and ended on January 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENT

On March 1, 2013, 250,000 stock options with an exercise price of $0.67 were cancelled.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The board of directors of Crosshair Energy Corporation. has approved the disclosures contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.